# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Seer, Inc., CIK 0001726445
CUSIP: 81578P106
Title of class of securities: Class A Common Stock, Par Value $0.00001 per Share
Address of issuer's principal executive offices: 3800 Bridge Parkway, Suite 102, Redwood City, Canada (Federal Level) (Z4), 94065
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001178913-21-000354
Filed by CIK 0001823758

## Reporting persons
- Schindel Yair Chaim: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 4,923,196; sole dispositive power 0; shared dispositive power 4,923,196; aggregate amount beneficially owned 4,923,196 (8.35% of the class)
  Comment: Based on 58,966,560 shares of Class A Common Stock and Class B Common Stock outstanding as of November 4, 2024, as reported by the Issuer to the SEC on Form 10-Q on November 6, 2024.
- aMoon Growth Fund Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 4,112,235; sole dispositive power 0; shared dispositive power 4,112,235; aggregate amount beneficially owned 4,112,235 (6.97% of the class)
  Comment: Based on 58,966,560 shares of Class A Common Stock and Class B Common Stock outstanding as of November 4, 2024, as reported by the Issuer to the SEC on Form 10-Q on November 6, 2024.
- aMoon Co-Investment SPV I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 810,961; sole dispositive power 0; shared dispositive power 810,961; aggregate amount beneficially owned 810,961 (1.38% of the class)
  Comment: Based on 58,966,560 shares of Class A Common Stock and Class B Common Stock outstanding as of November 4, 2024, as reported by the Issuer to the SEC on Form 10-Q on November 6, 2024.
- aMoon Growth Fund G.P. Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 4,923,196; sole dispositive power 0; shared dispositive power 4,923,196; aggregate amount beneficially owned 4,923,196 (8.35% of the class)
  Comment: Based on 58,966,560 shares of Class A Common Stock and Class B Common Stock outstanding as of November 4, 2024, as reported by the Issuer to the SEC on Form 10-Q on November 6, 2024.
- aMoon General Partner Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 4,923,196; sole dispositive power 0; shared dispositive power 4,923,196; aggregate amount beneficially owned 4,923,196 (8.35% of the class)
  Comment: Based on 58,966,560 shares of Class A Common Stock and Class B Common Stock outstanding as of November 4, 2024, as reported by the Issuer to the SEC on Form 10-Q on November 6, 2024.

## Item 1. Issuer
Name of issuer: Seer, Inc.
Address of issuer's principal executive offices: 3800 Bridge Parkway, Suite 102, Redwood City, Canada (Federal Level), 94065

## Item 2. Person Filing
Name of person filing:
1. Dr. Yair C. Schindel
2. aMoon Growth Fund Limited Partnership ("aMoon")
3. aMoon Co-Investment SPV I, L.P. ("aMoon Co-Investment")
4. aMoon Growth Fund G.P. Limited Partnership ("aMoon G.P.")
5. aMoon General Partner Ltd. ("aMoon Ltd.")
(collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra'anana, 4350110, Israel.
Citizenship:
1. Dr. Yair C. Schindel - Israel
2. aMoon - Cayman Islands
3. aMoon Co-Investment - Cayman Islands
4. aMoon G.P. - Israel
5. aMoon Ltd. - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1. Dr. Yair C. Schindel - 4,923,196
2. aMoon - 4,112,235
3. aMoon Co-Investment - 810,961
4. aMoon G.P. - 4,923,196
5. aMoon Ltd. - 4,923,196
Percent of class:
1. Dr. Yair C. Schindel - 8.35
2. aMoon - 6.97
3. aMoon Co-Investment - 1.38
4. aMoon G.P. - 8.35
5. aMoon Ltd. - 8.35
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
1. Dr. Yair C. Schindel - 4,923,196
2. aMoon - 4,112,235
3. aMoon Co-Investment - 810,961
4. aMoon G.P. - 4,923,196
5. aMoon Ltd. - 4,923,196
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
1. Dr. Yair C. Schindel - 4,923,196
2. aMoon - 4,112,235
3. aMoon Co-Investment - 810,961
4. aMoon G.P. - 4,923,196
5. aMoon Ltd. - 4,923,196

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Schindel Yair Chaim: /s/ DR. YAIR C. SCHINDEL, Dr. Yair C. Schindel (01/08/2025)
- aMoon Growth Fund Limited Partnership: /s/ DR. YAIR C. SCHINDEL, Dr. Yair C. Schindel / Director (01/08/2025)
- aMoon Co-Investment SPV I, L.P.: /s/ DR. YAIR C. SCHINDEL, Dr. Yair C. Schindel / Director (01/08/2025)
- aMoon Growth Fund G.P. Limited Partnership: /s/ DR. YAIR C. SCHINDEL, Dr. Yair C. Schindel / Director (01/08/2025)
- aMoon General Partner Ltd.: /s/ DR. YAIR C. SCHINDEL, Dr. Yair C. Schindel / Director (01/08/2025)